

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 25, 2017

By E-Mail

Christopher L. Kaufman, Esq.
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025

> **Re:** **Cypress Semiconductor Corporation**
> **Definitive Additional Soliciting Materials filed on May 24, 2017**
> **Filed by T.J. Rodgers, J. Daniel McCranie and Camillo Martino**
> **File No. 001-10079**

Dear Mr. Kaufman:

We have reviewed your filing and have the following comment.

1. Please provide us support for your disclosure relating to the email from Mr. Benhamou to Mr. van den Hoek wherein Mr. Benhamou addressed the issue of conflicts of interest for Mr. Bingham.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions